OMNIBUS AMENDMENT TO STOCKHOLDERS' AGREEMENTS

This Omnibus Amendment to Stockholders' Agreements (this "***Amendment***") is effective as of the date of filing of the Fourth Amended and Restated Certificate of Incorporation (the "***Amended Certificate***") of Beast Brands, Inc. (the "***Company***") and amends the following agreements by and among the Company and stockholders of the Company: (i) the Second Amended and Restated Voting Agreement, dated as of April 14, 2022 (the "***Voting Agreement***"); (ii) the Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of November 30, 2021 (the "***ROFR Agreement***"); and (iii) the Amended and Restated Investors' Rights Agreement, dated as of December 2021 (the "***IRA***") (together, the "***Stockholders' Agreements***").

RECITALS

WHEREAS, pursuant to the Amended Certificate, a new class of non-voting Class B Common Stock of the Company was created;

WHEREAS, pursuant to Section 7.8 of the Amended Certificate, the Voting Agreement may be amended with the written consent of (a) the Company, (b) the Key Holders (as defined therein) holding a majority of the shares then held by the Key Holders who are then providing services to the Company as officers, employees or consultants, and (c) the holders of a majority of the shares of Common Stock issued or issuable upon conversion of the shares of Preferred Stock held by the Investors (as defined therein) (voting together as a single class) (the holders described in clauses (b)-(c), collectively, the "***Voting Majority***");

WHEREAS, pursuant to Section 6.8 of the Amended Certificate, the ROFR Agreement may be amended with the written consent of (a) the Company, (b) the Key Holders (as defined therein) holding a majority of the Transfer Stock (as defined therein) then held by all of the Key Holders, and (c) holders of majority of the shares of Common Stock issued or issuable upon conversion of the then outstanding shares of Preferred Stock held by the Investors (as defined therein) (voting as a single separate class and on an as-converted basis) (the holders described in clauses (b)-(c), collectively, the "***ROFR Majority***");

WHEREAS, pursuant to Section 6.6 of the Amended Certificate, the IRA may be amended with the written consent of (a) the Company and (b) the holders of a majority of the Registerable Securities (as defined therein) then outstanding (the "***IRA Majority***", and collectively with the Voting Majority and the ROFR Majority, the "***Required Majority***");

WHEREAS, the shareholders represented by the signatures obtained on the Shareholder Consent dated September 26, 2022 constitute the Required Majority.

AMENDMENTS

NOW, THEREFORE, the following amendments to the Stockholders' Agreements shall be reflected in the books and records of the Company:

1. **AMENDMENT TO THE VOTING AGREEMENT**

1.1. **Amendment to Introductory Paragraph**. The introductory paragraph of the Voting Agreement is hereby amended and restated in its entirety as follows:

"THIS SECOND AMENDED AND RESTATED VOTING AGREEMENT, as further amended (this "**Agreement**"), is made and entered into as of this 15th day of April 2022,

by and among Beast Brands, Inc., a Delaware corporation (the "**Company**"), each holder of the Company's Class A Common Stock, $0.00001 par value per Share ("**Common Stock**"), Series Seed 1 Preferred Stock, $0.00001 par value per Share ("**Series Seed 1 Preferred Stock**"), Series Seed 2 Preferred Stock, $0.00001 par value per Share ("**Series Seed 2 Preferred Stock**"), Series Seed 3 Preferred Stock, $0.00001 par value per Share ("**Series Seed 3 Preferred Stock**" and together with both the Series Seed 1 Preferred Stock and Series Seed 2 Preferred Stock, the "**Series Seed Preferred Stock**"), Series A Preferred Stock, $0.00001 par value per Share, of the Company ("**Series A Preferred Stock**"), and Series A-1 Preferred Stock, $0.00001 par value per Share, of the Company ("**Series A-1 Preferred Stock**", and together with the Series Seed Preferred Stock and Series A Preferred Stock, the "**Preferred Stock**") listed on Schedule A (together with any subsequent investors, or transferees, who become parties hereto as "**Investors**" pursuant to Subsections 7.1(a) or 7.2 below, the "**Investors**"), and those certain stockholders of the Company listed on Schedule B (together with any subsequent stockholders, or any transferees, who become parties hereto as "**Key Holders**" pursuant to Subsections 7.1(b) or 7.2 below, the "Key Holders," and together collectively with the Investors ,the "**Stockholders**")."

1.2. **Amendment to Section 1.2(a).** Section 1.2(a) of the Voting Agreement is hereby amended and restated in its entirety as follows:

"(a) the Series A Directors shall be designated by Callais Capital Ventures II, LLC (and/or its Affiliates), which individuals shall initially be Mark Graffagnini and Nicholas Callais."

2. AMENDMENT TO THE ROFR AGREEMENT

2.1. **Amendment to Section 1.5**. Section 1.5 of the ROFR Agreement is hereby amended and restated in its entirety as follows:

"1.5 "**Common Stock**" means all shares designated as Class A Common Stock and Class B Common Stock of the Company.

(a) "**Class A Common Stock**" means all shares of the Company's common stock designated as Class A Common Stock, par value $0.00001 per share.

(b) "**Class B Common Stock**" means shares materially the same as Class A Common Stock, except there shall be no voting rights associated with Class B Common Stock."

3. AMENDMENT TO THE IRA

3.1. **Amendment to Section 1.4**. Section 1.4 of the IRA is hereby amended and restated in its entirety as follows:

"1.4 "**Common Stock**" means all shares designated as Class A Common Stock and Class B Common Stock of the Company.

(c) "**Class A Common Stock**" means all shares of the Company's common stock designated as Class A Common Stock, par value $0.00001 per share.

(d) "**Class B Common Stock**" means shares materially the same as Class A Common Stock, except there shall be no voting rights associated with Class B Common Stock."

4. GENERAL PROVISIONS

4.1. **Full Force and Effect.** As amended hereby, the Voting Agreement, ROFR Agreement, and the IRA shall remain in full force and effect.

4.2. **Omnibus Amendment**. This Amendment shall be read with the Voting Agreement, ROFR Agreement, and the IRA and shall collectively constitute the full and entire agreement of the parties with respect to the subjects hereof in each of the Stockholders' Agreements.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have adopted this Omnibus Amendment as of the date written above.

BEAST BRANDS, INC.

By: John Cascarano

Name: John Cascarano

Title: CEO